SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                          For the month of August 2006

                           AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

            Aixtron AG: AIXTRON Reports Financial Results
                   For The First Six Months of 2006


    AACHEN, Germany--(BUSINESS WIRE)--Aug. 3, 2006--AIXTRON AG (FSE:
AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN US0005066203):

    --  Equipment Order Intake Up 59% Year Over Year

    --  Gross Margin Up 7 Percentage Points Year Over Year to 37%

    --  FY 2006 Guidance Reiterated

    --  Cash Up 20% Year To Date

    AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN
US0005066203), a leading provider of deposition equipment to the semiconductor industry, today announced financial results for the first six months of 2006, ended June 30, 2006.


Key Financial Figures

                             Q1-Q2   Q1-Q2
(million EUR)                2006    2005   Q2 2006  Q1 2006  Q2 2005

Sales revenues                67.7    66.6     35.7     32.0     44.4
Gross profit                  25.3    20.1     13.3     12.0     11.5
Gross margin, % revenues        37%     30%      37%      38%      26%
Operating result              (4.2)   (6.0)    (1.1)    (3.1)    (4.4)
Net result                    (4.3)   (3.7)    (1.2)    (3.1)    (2.6)
Net result per share -
 basic (EUR)                 (0.05)  (0.04)   (0.01)   (0.04)   (0.03)
Net result per share -
 diluted (EUR)               (0.05)  (0.04)   (0.01)   (0.04)   (0.03)
Cash and cash equivalents
 (end of period)              37.7    41.5     37.7     35.5     41.5
Operating cash flow            8.0    (0.2)     3.0      5.0     (4.1)
Equipment Order               81.2    51.1     49.5     31.7     28.4
Intake Equipment Order
Backlog (end of period)       81.2    52.5     81.2     61.8     52.5


    Highlights In The First Six Months of 2006

    -- Order Intake: Due to improved market confidence, equipment order intake increased substantially year-over-year, by 59% percent, to EUR 81.2 million in the first six months of 2006 and included EUR 19.2 million in orders received for silicon semiconductor equipment, or 24 percent of total equipment order intake, for the reported period. Order intake for compound semiconductor equipment rose significantly, by 62%, year over year, to EUR 62.0 million in the first six months of 2006, or 76% of total equipment order intake for the reported period.

    -- Revenues: In an improved capital spending environment, AIXTRON achieved a 2 percent year-over-year increase in revenues, to EUR 67.7 million in the first six months of 2006, (second quarter 2006: EUR 35.7 million). In the first six months of 2006, revenues from the sale of silicon semiconductor equipment totalled EUR 22.9 million, or 34 percent of total first six months 2006 revenues (second quarter 2006: EUR 12.2 million, or 34 percent of total second quarter 2006 revenues). This figure compares to EUR 14.2 million, or 21 percent, in the first six months of 2005. The year-over-year increase in revenues from the sale of silicon semiconductor equipment largely reflects additional revenues generated by Genus which was acquired by AIXTRON in March of 2005.

    -- Gross Margin: Due to significantly lower cost of sales in the first six months of 2006 as compared to the first six months of 2005, the Company's gross profit increased by 26 percent year over year to EUR 25.3 million in the first six months of 2006. Consequently, the gross margin rose from 30 percent in the first six months of 2005 to 37 percent in the first six months of 2006.

    -- Net Result: The Company's net loss after tax increased from EUR 3.7 million in the first six months of 2005 (or a net loss after tax per share of EUR 0.04) to a net loss of EUR 4.3 million in the first six months of 2006 (or a net loss after tax per share of EUR 0.05). The year-over-year increase in AIXTRON's net loss after tax was largely due to allocations to deferred tax assets in the first half of 2005, which did not occur in the first half of 2006. On a quarterly basis, AIXTRON's net loss after tax decreased from EUR 2.6 million in the second quarter of 2005 to EUR 1.2 million in the second quarter of 2006. Against that backdrop, the Company continues to believe it is on track to achieve breakeven on a net result basis for the full year 2006.

    -- Cash: Despite a EUR 4.5 million increase in the value of inventories as of June 30, 2006 compared with year-end 2005, cash and cash equivalents rose from EUR 31.4 million as of December 31, 2005 to EUR 37.7 million as of June 30, 2006 (EUR
        35.5 million as of March 31, 2006). The increase in cash and cash equivalents was largely due to an increase in advanced payments from customers.

    Management Review

    Paul Hyland, Chief Executive Officer at AIXTRON, commented: "At the end of the first quarter of 2006, we said the cautious growth in industry confidence, first witnessed in the latter half of 2005, had continued into the first quarter of 2006. I am very pleased to tell you that this improvement in sentiment has continued, and perhaps even strengthened in the second quarter of 2006, and that our customers have shown more confidence and exhibited less demand volatility than before, the latter being particularly true in the silicon space, where we had seen considerable turbulence in the first quarter of 2006."
    "Equipment order intake in the second quarter of 2006, at EUR 49.5 million, is the highest recorded equipment order intake figure for 5 years and is 74 percent higher than in the second quarter of 2005. At EUR 81.2 million as of June 30, 2006, our equipment order backlog has risen by 55 percent year-over-year and is at its highest level since the third quarter of 2004."
    Hyland continued: "I am also pleased to see a continued stabilization of our gross margin which continues to move towards the targeted 40 percent mark, reaching 37 percent in the first half of 2006. This is seven percentage points higher than for the same period last year. Nevertheless, for the remainder of the year, we will continue to focus on resource efficiency improvements and cost reduction."
    "Genus has been fully integrated into the AIXTRON Group since the beginning of the year and is now making a pleasingly consistent contribution to AIXTRON's business development."
    "We can reconfirm our full year 2006 guidance of Euro 150 million in total revenues and a break even on a net result basis."

    Outlook

    The Company remains confident it will achieve its current 2006 full year guidance of approximately EUR 150 million in revenue. Supported by ongoing cost reductions from operational efficiency gains, the Company continues to expect to break even on a net result basis in 2006 at this revenue level.

    Investor Conference Call

    AIXTRON will host a financial analyst and investor conference call on August 3, 2006 at 08:30 CEST (02:30 EDT) to review the first six months 2006 results. From 08:15 CEST (02:15 EDT) you may listen to the call live at +49 (0) 69 2222-2218 (Germany) / +44 (0) 20-7365-1847
(United Kingdom) / +1(718) 354-1360 (United States). Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section "investors", following the conference call.

    Financial Tables

    The complete consolidated interim financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity) relating to this press release are available on www.aixtron.com, section "Investors", subsection "Financial Data", subsection "Reports", as part of AIXTRON's Group interim report for the six months ended June 30, 2006.


AIXTRON GROUP Consolidated Income Statement (IFRS) * in EUR thousands, except per share amounts and amount of shares

                          Q1 - Q2                 Q1 - Q2     Q2 2005
                           2006       Q2 2006     2005 **       **

Revenues                   67,701      35,693      66,623      44,375
Cost of sales              42,382      22,396      46,526      32,866
Gross profit               25,319      13,297      20,097      11,509
Selling expenses           10,294       5,420      10,857       6,971
General administration
 expenses                   9,346       5,091       7,820       4,532
Research and
 development costs         12,524       6,250      12,171       7,069
Other operating income      3,057       2,358       6,550       3,574
Other operating
 expenses                     452          29       1,841         933
Operating result           (4,240)     (1,135)     (6,042)     (4,422)
Interest income               259         143         382         198
Interest expense                8           5         111          80
Net interest                  251         138         271         118
Result before taxes        (3,989)       (997)     (5,771)     (4,304)
Taxes on income               352         200      (2,116)     (1,746)
Net income loss/income
 for the period (after
 taxes)                    (4,341)     (1,197)     (3,655)     (2,558)
Basic earnings per
 share (EUR)                (0.05)      (0.01)      (0.04)      (0.03)
Diluted earnings per
 share (EUR)                (0.05)      (0.01)      (0.04)      (0.03)
Weighted average
 number of shares used
 in computing per
 share amounts:
Basic                  87,820,822  87,821,230  81,719,920  81,719,920
Diluted                87,820,822  87,821,230  81,719,920  81,719,920

Consolidated
 Statements of
 Comprehensive Income
 (Loss)                       TEUR        TEUR        TEUR        TEUR
Net loss/income for
 the period                (4,341)     (1,197)     (3,655)     (2,558)
Foreign currency
 translation
 adjustments               (5,521)     (3,705)     (9,828)     (6,715)
Loss on derivate
 financial instruments        434         208      (2,306)     (1,139)
Comprehesive
 loss/income               (9,428)     (4,694)      3,867       3,018

* unaudited
** comparative figures for 2005 after conversion to IFRS


AIXTRON GROUP Consolidated Balance Sheet (IFRS) in EUR thousands

                                      June 30, 2006* December 31, 2005

ASSETS
Property, plant and equipment                39,881            42,179
Goodwill                                     66,968            71,002
Other intangible assets                      17,091            19,766
Investment property                           4,908             4,908
Other non-current assets                        591               499
Deferred tax assets                           6,042             6,331
Total non-current assets                    135,481           144,685
Inventories                                  37,650            33,113
Trade receivables                            21,140            24,209
less allowance of kEUR 499 (last
 year: kEUR 445)
Other current assets                          8,128             3,875
Cash and cash equivalents                    37,705            31,435
Total current assets                        104,623            92,632
TOTAL ASSETS                                240,104           237,317
LIABILITIES AND SHAREHOLDERS' EQUITY
Subscribed capital                           87,836            87,797
No. of shares: 87,836,124 (previous
 year: 87,796,614)
Additional paid-in capital                   96,616            95,951
Retained earnings                           (13,604)           (9,264)
Accumulated other comprehensive
 income                                       4,028             9,115
TOTAL SHAREHOLDERS' EQUITY                  174,876           183,599
Provisions for pensions                       1,044               978
Other non-current liabilities                    79               176
Other non-current accruals and
 provisions                                   2,952             3,122
Total non-current liabilities                 4,075             4,276
Trade payables                               20,434            17,479
Advanced payments from customers             22,253            11,845
Other current provisions and accruals        12,033            14,032
Other current liabilities                     2,710             3,949
Current tax liabilities                       1,043             1,404
Convertible bonds                                 3                 3
Deferred revenues                             2,677               730
Total current liabilities                    61,153            49,442
TOTAL LIABILITIES                            65,228            53,718
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY                                     240,104           237,317

* unaudited


    Further Information

    For further information on AIXTRON (FSE: AIX, ISIN: DE0005066203;
NASDAQ: AIXG, ISIN: US0096061041) please consult our website at:
www.aixtron.com

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate", and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.


Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com


Language:     English
Issuer:       AIXTRON AG
              Kackertstr. 15-17
              52072 Aachen Deutschland
Phone:        +49 (0)241 8909-444
Fax:          +49 (0)241 8909-445
E-mail:       invest@aixtron.com
WWW:          www.aixtron.com
ISIN:         DE0005066203
WKN:          506620
Indices:      TecDAX
Listed:       Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin-Bremen, Stuttgart, Munchen,
              Hamburg, Dusseldorf; Foreign Exchange(s) Nasdaq


    CONTACT: AIXTRON AG
             Klaus F. Gruendel, 02 41-89 09-444
             k.gruendel@aixtron.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   AIXTRON AG

Date: August 3, 2006
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO